:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-13270

CUSIP NUMBER 343389102

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Flotek Industries, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2930 W. Sam Houston Pkwy N., Suite 300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77043
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Flotek Industries, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2009 (the “Form 10-Q”) within the prescribed time period. The Company committed significant time and resources to its recently announced private placement of Units and as a result, the Company was unable to finalize certain financial results as well as the disclosure requirements of Form 10-Q without unreasonable expense and effort. The Company has concluded the five day extension will allow it to avoid unreasonable expense and effort in completing the Form 10-Q. The Company will file the Form 10-Q within the prescribed five (5) day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jesse E. Neyman	713	849-9911
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 11, 2009, the Company reported a net loss of $(19.8) million, or $(1.01) per fully diluted share, for the second quarter of 2009, compared to net income of $4.5 million, or $0.23 per fully diluted share, for the same period in 2008. This change resulted primarily from a decrease in revenues due to continued curtailment of activity in the oil and gas industry during the second quarter of 2009 and the recognition of non-cash goodwill impairment charges in the second quarter of 2009.

Flotek Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

FLOTEK INDUSTRIES, INC.

Date:	August 11, 2009	/s/ JESSE E. NEYMAN
		Name:	Jesse E. Neyman
		Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).